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                             PORTER & HEDGES, L.L.P.
                         ATTORNEYS AND COUNSELORS AT LAW
                          1000 MAIN STREET, 36TH FLOOR
                            HOUSTON, TEXAS 77002-6336
     JONATHAN B. WOLENS
         ASSOCIATE           -------------------------
Tel. Direct (713) 226-6606                                  MAILING ADDRESS:
 Fax Direct (713) 226-6206   TELECOPIER (713) 228-1331       P.O. BOX 4744
 JWOLENS@PORTERHEDGES.COM     TELEPHONE (713) 226-6000   HOUSTON, TX 77210-4744



                                  May 13, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

         Re:  Registration Statement on Form S-3 of Blue Dolphin Energy Company

Ladies and Gentlemen:

         On behalf of Blue Dolphin Energy Company (the "Company"), enclosed for filing pursuant to the Securities Act of 1933, as amended (the "Act"), is a registration statement on Form S-3 relating to the proposed offering by the listed selling stockholders of up to 3,543,985 shares of the Company's Common Stock.

         In accordance with Rule 461 of the Act, the Company wishes to advise the staff that it may, when appropriate, make an oral request for acceleration of the registration statement. The Company hereby confirms to the staff its awareness of its obligations under the Act in connection with any such oral acceleration request.

         If you have any questions regarding this registration statement, please feel free to contact the undersigned at 713-226-6606. In my absence, please feel free to contact either Bryan Brown at 713-226-6691 or Nick Nicholas at 713-226-6637.

                                          Very truly yours,


                                          /s/ Jonathan B. Wolens

                                          Jonathan B. Wolens



Enclosure